

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2019

Tim Shannon
President, Director and Chief Executive Officer
24/7 Kid Doc, Inc.
8269 Burgos Ct.
Orlando, FL 32836

> **Re: 24/7 Kid Doc, Inc.**
> **Form 10-12G**
> **Filed February 27, 2019**
> **File No. 000-27251**

Dear Mr. Shannon:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Jody Walker